Exhibit 99.1

    Fundtech Contact:
    Yoram Bibring
    Fundtech Ltd.
    Tel: 1-201-946-1100
    yoram.bibring@fundtech.com
    georger@fundtech.com

    Ruder Finn, Inc., New York
    Justine Schneider
    (212) 583-2750
    schneiderj@ruderfinn.com

FOR IMMEDIATE RELEASE

FUNDTECH REPORTS FINANCIAL RESULTS FOR THE
SECOND QUARTER OF 2008
  -    Quarterly Revenues Grow 25% Year-over-Year to $31.6 Million
  -     GAAP EPS 10 Cents
  -    Non GAAP EPS 18 Cents

JERSEY CITY, N.J. —August 13, 2008, — Fundtech Ltd. (NASDAQ: FNDT), a leading provider of global electronic payment, settlement and cash management solutions, today announced financial results for the second quarter ended June 30, 2008.  Fundtech posted quarterly revenues of $31.6 million, a 25% increase year-over-year, compared to second quarter revenues of $25.4 million in 2007, and 13% increase compared to first quarter 2008 revenues of $28.1 million.

On a GAAP (Generally Accepted Accounting Principles) basis, the Company reported net income of $1.7 million or $0.10 per diluted share, for the second quarter of 2008 compared with net income of $1.7 million, or $0.10 per diluted share, in the second quarter of 2007, and net income of $300,000 , or $0.02 per diluted share, in the first quarter of 2008.

-more-

Excluding

Excluding stock-based compensation and amortization of intangibles Fundtech’s adjusted net income for the second quarter of 2008 was $2.9 million, or $0.18 per diluted share, compared with $2.8 million, or $0.11 per diluted share, in the second quarter of 2007 and $1.6 million, or $0.10 per diluted share, in the first quarter of 2008 (See Schedule A attached to this news release -- Reconciliation to GAAP).

“Our strong organic revenue growth of 21% (compared to second quarter 2007) demonstrates that we are executing on our growth strategy,” said CEO Reuven Ben Menachem.  “Our revenue growth catalyst continues to be Global PAYplus®, which has increased 34% compared to the second quarter of 2007. Our leadership in this market is evident by the closing of another deal with a major UK bank and I believe that we will continue to experience good growth at the high end of the market in the second half of 2008 and beyond”.

Other operational highlights:

•	During the second quarter excluding Accountis Fundtech closed 61 new deals and added 7 new bank customers.

•	During the second quarter Fundtech closed 13 new system sales including 8 US Payments and 4 at BBP.

•	During the second quarter Fundtech closed a Global PAYplus transaction with a major UK bank.

Reconciliation of GAAP results to non-GAAP results

Fundtech provides non-GAAP operating results as a supplement to its GAAP financial results. The presentation of this information should not be considered in isolation to, or as a substitute for the financial results presented in accordance with GAAP. Management believes that non-GAAP financial measures are useful to investors because they allow for an evaluation of the Company with a focus on the performance of its core operations. Fundtech’s executive management team uses these same non-GAAP measures internally to assess the ongoing performance of the company. Since this information is not a GAAP measurement of financial performance, there are material limitations to its usefulness on a stand-alone basis, including the lack of comparability of this presentation to the GAAP financial results of other companies.

Fundtech’s non-GAAP results exclude stock-based compensation, amortization of intangibles and amortization of capitalized software costs.

A detailed reconciliation of GAAP net income to non-GAAP net income is included in the attached Schedule A.

Guidance

The financial guidance provided is current as of today only and the Company undertakes no obligation to update its estimates.

For the third quarter of 2008 the Company expects revenues of between $31 million and $32.0 million, GAAP earnings per diluted share of between $0.10 and $0.14 and Non-GAAP earnings per diluted share, before all amortization expenses and stock-based compensation expenses, of between $0.18 to $0.22.

The Company estimates that amortization expenses for the third quarter of 2008 will be approximately $550,000 and that stock-based compensation expenses will be approximately $750,000.

For fiscal 2008, the Company is changing its revenue guidance from the previous range of $123.5 million and $126.0 million to a range of $123.0 million and $125 million.

The Company estimates that amortization expenses for 2008 will be approximately $2.1 million and that stock-based compensation expenses will be approximately $3.1 million.

For fiscal 2008 the Company is changing its earnings per share estimates and currently estimates GAAP earnings per diluted share at a range between $0.40 and $0.46 (prior estimate was $0.39 to $0.49) and estimate that non-GAAP earnings per diluted share, before all amortization expenses and stock-based compensation expenses, will be between $0.70 and $0.76 (prior estimate was $0.70 to $0.80).

The Company’s guidance for the third quarter of 2008 and full-year 2008 does not include the impact of deferred taxes and also does not include the impact of any future impairment of intangible assets, as these assets are periodically being evaluated by the Company’s management under evolving accounting standards which are incapable of assessment in advance.

Company to Host Conference Call

The senior management of Fundtech will host a conference call at 08:30 a.m. (EDT) today, Thursday, August 14, to discuss the Company’s second-quarter results as well as 2008 financial guidance, and to answer questions from the investment community.

To participate, please call (800)-901-5218 or 617-786-4511 and ask for the Fundtech call.

A replay of the conference call will be available for playback from 10:30am (EDT) August 14, until 11:59pm (EDT) August 22. The replay may be accessed by dialing (888) 286-8010 or 617-801-6888, pass code 61716645.

This call will also be web cast live on: http://www.fundtech.com. An online replay will be available until September 30.

About Fundtech

Fundtech (NASDAQ: FNDT), was founded in 1993, and is a leading provider of software and services to banks of all sizes around the world. Payments systems include wire transfers, ACH origination, cross-border payments and remittance. Cash management systems are designed for large corporate through small business clients. Fundtech is a leader in SWIFT services, operating one of the world’s largest SWIFT service bureaus in the world. Fundtech offers an extensive line of financial supply chain applications including electronic invoice presentment and supply trade financing and is the leading provider of CLS systems to the world’s largest banks. More than 1,000 clients throughout the world rely on Fundtech solutions to improve operational efficiency and provide greater competitiveness through innovative business-to-business services. For more information, visit www.fundtech.com.

Forward Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may include, but are not limited to, the expectations related to third-quarter revenues; third-quarter GAAP earnings per share; third-quarter Non-GAAP earnings per share; full-year 2008 revenues; full-year 2008 GAAP earnings per share; and full-year 2008 Non-GAAP earnings per share.  These statements are based on management’s current expectations and are subject to risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: a downturn in the financial services industry; failure to obtain revenue as anticipated; and risks and other factors detailed from time to time in Fundtech's public filings, including its Annual Report on Form 20-F for the year ended December 31, 2007. Fundtech undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this Release or to reflect the occurrence of unanticipated events.

# # #

FUNDTECH LTD. AND ITS SUBSIDIARIES
Condensed Consolidated Balance Sheets
(In Thousands)

	June 30,	December 31,
	2008	2007
ASSETS

Current assets:
Cash and cash equivalents	$36,274	$31,612
Short term deposits	1,960	1,765
Marketable securities - short term	7,862	8,624
Trade receivables, net	26,041	22,387
Defer Tax Asset	--	--
Other accounts receivable, prepaid expenses and inventories	4,424	2,942
	-	-
Total current assets	76,561	67,330

Marketable securities - Long term	6,944	12,847
Severance pay fund	1,487	1,197
Long term lease deposits	1,029	778
Prepaid expenses	2,516	2,434
Property and equipment, net	14,823	14,070
Goodwill, net	32,886	26,802
Defer Tax Asset	658	658
Other assets, net	6,649	2,156
	-	-
Total assets	$143,553	$128,272

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Trade payables	$2,339	$1,079
Deferred revenues	15,970	6,143
Accrued restructuring expenses	--	62
Employee and payroll accruals	6,161	6,298
Other accounts payable and accrued expenses	6,686	8,591
	-	-
Total current liabilities	31,156	22,173

Accrued severance pay	1,855	1,518
Accrued restructuring and other expenses	--	--
Deferred taxes	968	878
Other long term liabilities	3,225	1,571
	-	-
Total liabilities	37,204	26,140
	-	-
Shareholders' equity:
Share capital	47	47
Additional paid-in capital	153,273	151,547
Accumulated other comprehensive income (loss)	1,007	506
Accumulated deficit	(44,720)	(46,710)
Treasury stock, at cost	(3,258)	(3,258)
	-	-
Total shareholders' equity	106,349	102,132
	-	-
Total liabilities and shareholders' equity	$143,553	$128,272

FUNDTECH LTD. AND ITS SUBSIDIARIES
Consolidated Statements of Operations
(In Thousands, Except Share and Per Share Data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2007	2008	2007
Revenues:
Software license	$4,061	$5,400	$8,926	$9,407
Software hosting	5,067	3,534	9,734	6,973
Maintenance	8,435	6,063	16,381	12,099
Services	14,061	10,396	24,637	20,085

Total revenues	31,624	25,393	59,678	48,564

Operating expenses:
Software licenses costs	112	101	144	123
Amortization of capitalized software development costs	--	--	--	394
Amortization of other intangible assets	554	416	1,028	825
Maintenance, hosting and services costs [1]	14,321	10,831	27,592	21,031
Software development [1]	5,584	4,448	10,796	9,131
Selling and marketing [1]	5,163	4,631	9,994	8,862
General and administrative [1]	4,344	3,279	8,287	6,388

Total operating expenses	30,078	23,706	57,841	46,754

Operating income	1,546	1,687	1,837	1,810
Financial income, net	438	525	837	966
Income taxes	(323)	(482)	(684)	(618)

Net income	$1,661	$1,730	$1,990	$2,158

Net income per share:
Net income used in computing income per share	$1,661	$1,730	$1,990	$2,158
Basic income per share	$0.11	$0.11	$0.13	$0.14
Diluted income per share	$0.10	$0.10	$0.12	$0.13
Shares used in computing:
Basic income per share	15,667,084	15,213,331	15,666,789	15,168,094
Diluted income per share	16,712,889	16,489,597	16,663,137	16,404,892

Adjusted non-GAAP[2] net income per share:
Adjusted non-GAAP[2] net income used in computing income per share	$2,945	$2,812	$4,553	$4,708
Adjusted non-GAAP[2] net income per share	$0.18	$0.17	$0.27	$0.29
Shares used in computing adjusted non-GAAP[2] net income per share	16,712,889	16,489,597	16,663,137	16,404,892

Reconciliation of net income to adjusted non-GAAP[2] net income:
Net income	$1,661	$1,730	$1,990	$2,158
Amortization	554	416	1,028	1,219
Stock-based compensation	730	666	1,535	1,331

Adjusted non-GAAP[2] net income	$2,945	$2,812	$4,553	$4,708

[1] Includes charges for stock-based compensation in 2008 and 2007
[2] See Reconciliation to GAAP

FUNDTECH LTD. AND ITS SUBSIDIARIES
Consolidated Statement of Cash Flows
(In Thousands)

	Six Months Ended		Three Months Ended
	June 30,		June 30,
	2008	2007	2008
CASH FLOWS FROM OPERATIONS:
Net income	$1,990	$2,158	$1,661
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Depreciation and amortization	3,919	3,411	2,036
(Increase) Decrease in trade receivables	(3,542)	4,460	997
(Increase) Decrease in prepaid expenses, other accounts receivable and inventories	(1,344)	(1,329)	374
Increase in trade payables	830	63	163
Increase (Decrease) in deferred revenues	11,210	6,091	(4,156)
(Decrease) Increase in employee and payroll accruals	(476)	(511)	659
Decrease in other accounts payable and accrued expenses	(290)	(3,098)	(1,625)
Decrease in accrued restructuring expenses	(62)	(93)	(15)
Increase in accrued severance pay, net	47	101	21
Increase (Decrease) in accrued interest on marketable securities	56	(14)	--
Increase in Deferred taxes	35	--	18
Losses on disposition of fixed assets	--	(8)	--
Stock-based compensation	1,535	1,331	730

Net cash provided by operations	13,908	12,562	863

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in held-to-maturity marketable securities	(3,812)	(11,404)	(21)
Proceeds from held-to-maturity marketable securities	10,475	12,406	2,200
(Investment in) maturity of short term deposits	(56)	(2,832)	1,981
Purchase of property and equipment	(3,456)	(3,332)	(1,813)
(Increase) Decrease in long-term lease deposits and prepaid expenses	(252)	23	(263)
Investments in subsidiaries	(12,475)	(5,150)	(195)
Proceeds from sale of fixed assets	--	38	--

Net cash used in investing activities	(9,576)	(10,251)	1,889

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the issuance of share capital and
exercise of stock options and warrants, net	191	1,300	83
Decrease in long-term other liabilities	--	(62)	--

Net cash provided by (used in) financing activities	191	1,238	83

Effect of exchange rate on cash and cash equivalents	139	216	1,593

Increase (decrease) in cash and cash equivalents	4,662	3,765	4,428
Cash and cash equivalents at the beginning of the period	31,612	28,616	31,846

Cash and cash equivalents at the end of the period	$36,274	$32,381	$36,274

Appendix A
Investment in Subsidiaries
Working Capital	$(815)	$689	$--
Long term assets	5,555	1,997	--
Long term liabilities	(39)	--	--
Goodwill	7,774	2,464	195
			-
	$12,475	$5,150	$195

Schedule A to Press Release

Reconciliation to GAAP
(In Thousands, Except Share and Per Share Data)

The following information sets forth Fundtech's calculation of adjusted non-GAAP net income as contained in the Company's press release:

	Three Months Ended						Six Months Ended
	June 30,				June 30,		June 30,
	2008		2007		2007		2008		2007

Reconciliation of net income (loss) to adjusted non-GAAP net income:

Net income	$1,661	[1]	$1,730	1]	$1,730	[1]	$1,990	[1]	$2,158	[1]
Amortization of capitalized
software development costs	--		--		--		--		394
Amortization of other intangible assets	554		416		416		1,028		825
Stock-based compensation charged as follows:
Maintenance, hosting and services costs	129		79		79		312		151
Software development	64		99		99		146		160
Selling and marketing	156		124		124		311		274
General and administrative	381		364		364		766		746

Adjusted non-GAAP net income	$2,945		$2,812		$2,812		$4,553		$4,708

Adjusted non-GAAP net income per share	$0.18		$0.17		$0.17		$0.27		$0.29

Shares used in computing
adjusted non-GAAP net income per share	16,712,889		16,489,597		16,489,597		16,663,137		16,404,892

[1] Net income per share (diluted) was approximately $0.10 , $0.10 and $0.10 for the three months ended June 30, 2008 and 2007 and the three months ended March 31, 2008, respectively. Ner Income per share (diluted) was approximately $0.12 and $0.13 for the six months ended June 30, 2008 and 2007, respectively.